July 25, 2019

George Scangos, Ph.D.
President and Chief Executive Officer
Vir Biotechnology, Inc.
499 Illinois Street, Suite 500
San Francisco, California 94158

       Re: Vir Biotechnology, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 27, 2019
           CIK No. 0001706431

Dear Dr. Scangos:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 27, 2019

Prospectus Summary
Our Development Pipeline, page 2

1. Please revise the pipeline chart to remove the dashed arrow indicating a planned combination trial expected to commence in Phase 2 in 2020 or to identify the immunomodulatory agent(s) that will be tested in combination with VIR-2218. To the extent you have not identified the immunomodulatory agent(s) or the immunomodulatory agent has not received regulatory approval, it is premature to include this combination therapy in your pipeline chart.
 George Scangos, Ph.D.
FirstName LastNameGeorge Scangos, Ph.D.
Vir Biotechnology, Inc.
Comapany NameVir Biotechnology, Inc.
July 25, 2019
July 25, 2019 Page 2
Page 2
FirstName LastName
Implications of Being an Emerging Growth Company, page 5

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 65

3. Please revise your disclosure to clarify whether you will be able to complete the VIR-
         2218 Phase 1/2 clinical trial with the net proceeds from the offering, together with existing cash, cash equivalents and short-term investments. If any material amounts of other funds are necessary, please disclose the amount of funds needed to complete the Phase 1/2 clinical trial. Refer to Instruction 3 to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2017 and 2018
Research and Development Expenses, page 85

4. Please revise to disclose your research and development expenses for each period by product candidate. If such costs are not tracked by product candidate, please disclose that fact.
Critical Accounting Polices and Estimates
Stock-Based Compensation, page 90

5. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Antibody Platform, page 98

6. We note your disclosure that anti-Ebola virus mAb114 was identified by your scientists using your technology in collaboration with the NIH and others and that it is currently being developed by Ridgeback Biotherapeutics LP and the NIH. Please tell us how
         Ridgeback Biotherapeutics LP and the NIH attained rights to develop mAb114 and why you are not involved in the development of the product candidate. George Scangos, Ph.D.
FirstName LastNameGeorge Scangos, Ph.D.
Vir Biotechnology, Inc.
Comapany NameVir Biotechnology, Inc.
July 25, 2019
July 25, 2019 Page 3
Page 3
FirstName LastName
Development Programs, page 108

7. We note your disclosure on pages 119 and 120 that the manufacture and development of
         VIR-1111 for HIV and VIR-2020 for TB, respectively, are funded by the Bill & Melinda
         Gates Foundation. Noting your disclosure on page 129 that the grant agreements for your
         HIV and TB programs expire on June 30, 2020 and your disclosure on page 65 that you expect your current grants will fund the manufacture and "early clinical development of
         VIR-1111 and VIR-2020," please revise your disclosure to clarify whether the Bill
         & Melinda Gates Foundation grants will fund the development of VIR-1111 and VIR-
         2020 through regulatory approval.
Functional Cure for HBV, page 108

8. We note your disclosure on page 109 that initial data demonstrate an approximately 30-
         fold reduction in HBsAg at Week 12 in the three patients who have received two 50 mg doses of VIR-2218. We also note that according to your chart on page 111, the trial design calls for four chronic HBV patients in the 50 mg x 2 cohort. Given your statement on page 112 that Part B chronic HBV patients in the 50 mg cohort have completed dosing, please revise your disclosure to clarify whether a fourth patient has completed dosing, and if so, describe the data collected to date. Furthermore, where you discuss the results of this trial in the Summary, please expand to also disclose the size of the trial.
Vaccine for HIV Prophylaxis, page 117

9. We note that VIR-1111 is a proof of concept vaccine and that changes to the vaccine antigen from HIV will be required before subsequent phases of clinical development.
         Please expand your disclosure to discuss how changes to the vaccine antigen may impact the timing of regulatory approval of this product candidate.
Our Collaboration, License and Grant Agreements, page 120

10. Please revise your description of each applicable agreement in this section to disclose when the patents underlying the royalty terms are expected to expire and to quantify the
         "specified number of years" portion of the duration of royalty obligations. Please note that we consider the royalty term to be a material term of an agreement that should be disclosed in the registration statement. In addition, we note that your disclosure currently states that the upper range of some of the royalty obligations is in the "low double-digits."
         Please revise your disclosure to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent).
11. We note your disclosure regarding the Visterra Agreement on page F-27. Please disclose the material terms of this agreement, including the intellectual property and technology licensed, rights and obligations of the parties, milestone payment and royalty obligations and termination provision and file the agreement as an exhibit to the
 George Scangos, Ph.D.
Vir Biotechnology, Inc.
July 25, 2019
Page 4
       registration statement. Alternatively, please tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.
Intellectual Property, page 133

12. For each patent that you own, license or intend to apply for, please describe the type of patent protection represented by the application, such as composition of matter, use or process. In addition, please expand your disclosure regarding the patents you own relating to VIR-2218 to include the type of patent protection you have, expiration dates and jurisdictions.
General

13. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,
FirstName LastNameGeorge Scangos, Ph.D.
                                                              Division of
Corporation Finance
Comapany NameVir Biotechnology, Inc.
                                                              Office of
Healthcare & Insurance
July 25, 2019 Page 4
cc:       Laura Berezin - Cooley LLP
FirstName LastName